2101 - 885 West Georgia Street, Vancouver, B.C., Canada V6C 3E8
Tel. (604) 689-7842 Fax (604) 689-4250    www.lundinmining.com

NEWS RELEASE

Lundin Mining to release First Quarter Report
Thursday May 12, 2005

Telephone Conference to be held on May 12 at 16:30 Central European Time (CET)

May 9, 2005

Lundin Mining Corporation ("Lundin Mining" or the "Company") (TSX: LUN; O-list at Stockholmsbörsen: LUMI) announces that the interim report for the 1st quarter of the fiscal year 2005 will be published on May 12, 2005.

The Company will hold a telephone conference with an interactive presentation at 16:30 CET (10:30 a.m. EST) May 12, where Karl-Axel Waplan, CEO of Lundin Mining, as well as Anders Haker, CFO and Lundin Mining's Chairman Lukas H. Lundin will be available to comment on the report and the latest developments in Lundin Mining.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Call-in number for the conference call (North America): 1-718-354-1157
Call-in number for the conference call (Europe): +46-(0)8-587 69446

To take part of the interactive presentation, please log on to:
http://www.placeware.com/cc/premconfeurope/join?id=f5428039&role=attend&pw=ZGGBJW

Meeting ID: f5428039
Meeting Access Code: ZGGBJW

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until May 18, 2005.

Replay number in Europe is: +46-(0)8-587 69441 and in North America: 1-718-354-1112. To access the recording, please enter access code: 5428039#.

A recording of the conference, with synchronized presentation slides, will also be available for download at www.lundinmining.com approximately one hour after the conference has ended.

For further information, please contact:

Sophia Shane, Head of Corporate Communications: +1-604-689-7842
or
 Robert Eriksson, Investor Relations - Europe: +46-8-545 074 70

Lundin Mining is a Canadian mining and exploration company with a focus in Europe. The Company is one of the world's leading producers of zinc. The main asset of Lundin Mining is the Zinkgruvan mine, located about 200 kilometers southwest of Stockholm, Sweden. The mine has been producing zinc, lead and silver on a continuous basis since 1857. Zinkgruvan has consistently ranked in the lowest cost quartile among zinc mines in the world. In the beginning of 2005, Lundin Mining acquired the remaining outstanding shares of North Atlantic Natural Resources AB (NAN). NAN's primary asset is the Storliden copper and zinc mine in the Skellefte mining district of northern Sweden, which has been in production since 2002. By acquiring ARCON International Resources P.l.c. of Ireland, Lundin Mining added the Galmoy zinc-lead mine and an extensive exploration acreage in the county of Kilkenny, Ireland to it´s existing portfolio. Lundin Mining also holds a large copper/gold exploration project in the prolific Norrbotten mining district in northern Sweden as well as exploration permits covering numerous exploration targets in the historical Skellefte mining district of northern Sweden.